Renren Inc.

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

April 25, 2017

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Gabriel Eckstein, Staff Attorney

Barbara Jacobs, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renren Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”) Filed May 16, 2016 Response dated March 2, 2017 File No. 001-35147

Dear Mr. Krikorian, Mr. Youngwood, Mr. Eckstein and Ms. Jacobs:

This letter sets forth the Company’s response to the comments contained in the letter dated April 11, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 20-F. The term “Company” is used in this letter to refer to Renren Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

For the sake of clarity, please note the following defined terms that are used in this letter. “Shareholders” refers to shareholders of the Company. “Special Committee” refers to the special committee of the board of directors of the Company that was announced by the Company on December 22, 2016. “Oak Pacific Interactive” refers to the Cayman company that will be organized to hold the assets that the Company wishes to dispose of, which will include shares in companies of which the Company is not the majority shareholder and LLC interests in investment partnerships as well as the Company’s woxiu.com livestreaming business (collectively, the “Assets”). “Cash Private Placement” refers to the sale of up to 20% of Oak Pacific Interactive to a group of investors for cash, and “Cash Purchasers” refers to this group of investors. “Cash Dividend” refers to a dividend that will be declared by the Company and will be payable to all of the Shareholders in cash (except insofar as certain Shareholders may have waived their receipt of the cash). “Waiver Private Placement” refers to the sale of at least 80% of Oak Pacific Interactive to Shareholders in exchange for their waiver of their receipt of cash under the Cash Dividend, and “Waiver Purchasers” refers to this group of Shareholders. The Cash Private Placement, the Cash Dividend, and the Waiver Private Placement are referred to collectively as the “Transactions.”

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General

1.	We would like to follow up on our April 6, 2017 conference call regarding the proposed transaction outlined in your March 2, 2017 correspondence to our Office of Chief Counsel. Please explain:

•	The information, in sufficient detail, that you expect to provide Renren shareholders who are unable to participate in the transaction and how this will differ from the information provided to your other shareholders that are purchasers in the transaction;

As outlined in greater detail below, the Company intends to inform the Shareholders and the market about the Transactions in a series of press releases and related Form 6-K filings.

The First Press Release (as defined, and in the form, described below) will be issued once (i) the Special Committee and the Cash Purchasers have agreed to the terms of the Cash Private Placement or (ii) the Company has raised sufficient cash through the disposition of Assets to make the Cash Private Placement unnecessary for funding the Cash Dividend. At that time, the Company will also make a related Form 6-K filing which will include the following information:

1.	A background discussion regarding the decision to pursue the Transactions, including the possibility of the Company being deemed an Investment Company under the Investment Company Act of 1940 and the role of the Transactions in reducing the risk of that possibility.

2.	A description of each Transaction and how each Transaction, particularly the Cash Dividend, relates to the other Transactions and to the goals of the Transactions as a whole;

3.	A statement regarding the fairness of the Transactions to Shareholders (other than to Shareholders in their capacity as Cash Purchasers or Waiver Purchasers) and a discussion of various factors considered by the Special Committee in reaching this determination including (i) assistance received from the Special Committee’s financial advisor, Duff & Phelps, in determining the overall fair value of Oak Pacific Interactive (which will, in turn, provide the basis for determining the amount of the Cash Dividend) with a summary discussion of the related valuation methodologies, (ii) the portion of overall fair value attributable to each of the most significant Assets and (iii) the opinion of Duff & Phelps that the amount of the Cash Dividend is fair from a financial point of view to the Shareholders (other than to Shareholders in their capacity as Cash Purchasers or Waiver Purchasers);

4.	A description of the woxiu.com livestreaming business;

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5.	Brief descriptions of the most significant Assets to be held by Oak Pacific Interactive;

6.	Risk factors relating to an investment in Oak Pacific Interactive;

7.	Unaudited summary consolidated statement of operations data for the year ended December 31, 2015 and the nine months ended September 30, 2016 for the woxiu.com livestreaming business;

8.	Unaudited summary consolidated balance sheet data as of December 31, 2014 and 2015 and September 30, 2016 for the woxiu.com livestreaming business;

9.	The book value of each of the Assets as of September 30, 2016, from the unaudited consolidated balance sheet data of the Company;

10.	Tax disclosure on the principal U.S. federal income tax consequences of participating in the Waiver Private Placement, of receiving the Cash Dividend, and of holding shares of Oak Pacific Interactive;

11.	The identities of the directors and officers of Oak Pacific Interactive who are directors or officers of the Company; and

12.	Pro forma financial information for the Company reflecting the impact of the Transactions.

If the audit of the Company’s financial statements for the year ended December 31, 2016 has been completed by the time of the First Press Release, then the Company will provide financial information as of or for the year ended December 31, 2016 in place of financial information as of or for the nine months ended September 30, 2016.

In addition to the information above, the following information would be included in a confidential information statement that would be provided to Shareholders participating in the Waiver Private Placement:

1.	Information on how to purchase shares of Oak Pacific Interactive in the Waiver Private Placement;

2.	A description of the strategies that Oak Pacific Interactive plans to pursue after the Transactions are complete, including strategies for managing the woxiu.com livestreaming business and for managing and disposing of the Assets;

3.	Information about the directors and officers of Oak Pacific Interactive, including directors and officers who are not affiliated with the Company;

4.	Information about the rights of shareholders of Oak Pacific Interactive, including any special rights to be granted to the Cash Purchasers;

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5.	The memorandum and articles of association of Oak Pacific Interactive to be adopted at the time of the closing of the Cash Private Placement;

6.	The form of purchase agreement for the Waiver Private Placement, which Waiver Purchasers will be required to execute; and

7.	A list of the documents required to verify that the Waiver Purchasers possess the necessary qualifications to participate in the Waiver Private Placement, in particular, to verify that each Waiver Purchaser is both an “accredited investor” under the Securities Exchange Act of 1934 and a “qualified purchaser” under the Investment Company Act of 1940.

The Company believes that the information that will be included in the confidential information statement but not publicly disclosed is not material to an investor’s decision with respect to shares of the Company.

•	Whether the information given to all shareholders will provide a detailed explanation of the dividend payable, including how it was determined and how the dividend relates to the broader transactions being contemplated;

The information given to all Shareholders will provide a detailed explanation of the Cash Dividend, including how it will be determined and how it relates to the Transactions as a whole.

•	Whether a statement regarding the fairness of the transaction to shareholders will be included;

A statement regarding the fairness of the Transactions to Shareholders (other than to Shareholders in their capacity as Cash Purchasers or Waiver Purchasers) will be included in the information given to all Shareholders.

•	How you intend to provide this information to shareholders and whether it will be included in a Form 6-K; and

The Company will provide disclosure to Shareholders in the form of three or four successive press releases at different stages of the Transactions, and each press release will be included in a Form 6-K.

Once (i) the Special Committee and the Cash Purchasers have agreed to the terms of the Cash Private Placement or (ii) the Company has raised sufficient cash through the disposition of Assets to make the Cash Private Placement unnecessary for funding the Cash Dividend, the Company will issue a press release (the “First Press Release”) that will include:

(a) an announcement of the proposed Waiver Private Placement, stating that the consideration would be in the form of a waiver of the Cash Dividend, and asking interested Shareholders to contact the Company within one week;

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(b) a detailed explanation of the Cash Dividend, including how the amount of the Cash Dividend per ordinary share of the Company will be calculated and how the Cash Dividend relates to the Transactions as a whole;

(c) a brief description of the Assets; and

(d) a request that investors refer to the related Form 6-K filing for additional information regarding the Transactions.

If the Company will be conducting the Cash Private Placement to fund the Cash Dividend, the First Press Release will also include a brief description of the proposed Cash Private Placement and a statement that the payment of the Cash Dividend is conditional upon the closing of the Cash Private Placement.

Once the Shareholders who will participate in the Waiver Private Placement as Waiver Purchasers have been identified, which includes verification of their qualification as “accredited investors” under the Securities Exchange Act of 1934 and as “qualified purchasers” under the Investment Company Act of 1940 as well as their acceptance of the terms that have been approved by the Special Committee, the Company will issue a second press release (the “Second Press Release”) that will include:

(a) the results of the Waiver Private Placement;

(b) the record date for the Cash Dividend; and

(c) the amount of the Cash Dividend per ordinary share of the Company payable to Shareholders as of the record date (and the per ADS equivalent thereof).

If the Company will be conducting the Cash Private Placement to fund the Cash Dividend, the Second Press Release will also include a statement that the payment of the Cash Dividend is conditional upon the closing of the Cash Private Placement. Once the shares of Oak Pacific Interactive have been transferred to the Cash Purchasers and the cash payment for those shares has been received from the Cash Purchasers, the Company will issue a third press release (the “Third Press Release”) to announce the closing of the Cash Private Placement, including the proceeds to the Company and the number of shares of Oak Pacific Interactive that were sold.

Once the shares of Oak Pacific Interactive have been transferred to the Waiver Purchasers, the Company will issue a fourth press release (the “Fourth Press Release”) to announce the closing of the Waiver Private Placement, including the number of shares of Oak Pacific Interactive that were sold.

•	Whether the information will be provided sufficiently in advance so that shareholders can fully evaluate the transaction. Please outline the anticipated timeline for the proposed transactions and how that correlates with the timing in which you plan to disseminate information to the shareholders not participating in the transaction.

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The Company will issue the First Press Release once (i) the Special Committee and the Cash Purchasers have agreed to the terms of the Cash Private Placement or (ii) the Company has raised sufficient cash through the disposition of Assets to make the Cash Private Placement unnecessary for funding the Cash Dividend.

The Company will cease to make offers under the Waiver Private Placement no earlier than two weeks after the First Press Release.

The Company will issue the Second Press Release as soon as the Waiver Purchasers have been identified. Given the time that will be needed to verify the qualifications of the Waiver Purchasers, it is likely that the Second Press Release would be released approximately one week after the Company ceases to make offers under the Waiver Private Placement, which would be approximately three weeks after the First Press Release.

The Company will issue the Third Press Release on the tenth day after the Second Press Release, which will be the record date for the Cash Dividend and well as the closing date for the Cash Private Placement.

The Company will issue the Fourth Press Release as soon as the shares of Oak Pacific Interactive have been transferred to the Waiver Purchasers, which is likely to be two to four days after the Third Press Release.

As described below, the Company is exploring the possible sale of part of the Assets to fund the payment in whole or in part of the Cash Dividend. To the extent that the Company raises sufficient cash to pay the Cash Dividend without the need for the Cash Private Placement, the above events and schedule will be modified accordingly.

The timing of the distribution of the Cash Dividend will be subject to the operational requirements of DTCC, so while the Company will initiate the process of distributing the cash on or around the time of the Third Press Release, as soon as it has received the cash proceeds from the Cash Private Placement, it is likely that the cash would only reach the Shareholders some time after the Fourth Press Release.

2.	Ensure that your fiscal 2016 annual report on Form 20-F includes disclosures regarding your proposed transfer of investment assets and the Woxiu business to Oak Pacific Interactive. Please address the following matters:

•	Describe the plan to dispose of certain assets so as to ensure that you are not deemed to be an investment company under the Investment Company Act of 1940.

The Company will include a description of the plan in its fiscal 2016 annual report on Form 20-F (the “2016 20-F”) to the extent that the details of the plan are reasonably final and not subject to significant uncertainties.

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The Company has identified the material Assets that it wishes to dispose of and confirms that the description of the plan in the forepart of the 2016 20-F will identify by name all the Assets to be disposed of that are deemed significant enough to be identified in the “Long-term Investments” footnote of the Company’s consolidated financial statements in the 2016 20-F. However, the Company advises the Staff that the remaining Assets not deemed significant are not material and have not been disclosed by name on an investment-by-investment basis in the public to the past. For those, the Company does not intend on identifying them as those are not material to the Company or for the Transactions.

The amount of the Cash Dividend is impossible to determine at this time, because it depends on the value of the Assets at the time of the Waiver Private Placement, the percentage of the Company’s shares held by the Shareholders participating in the Waiver Private Placement and, potentially, the outcome of the negotiations with potential buyers in the Cash Private Placement (if necessary to fund the Cash Dividend). However, the Company will disclose its intention to distribute most of the proceeds from the disposition of the Assets to the Shareholders in the Cash Dividend.

The Company is making efforts to sell certain of the Assets, particularly additional shares of Social Finance, Inc., for cash. If it is successful in doing so, and if the proceeds from any such sale are sufficient to fund the payment of the Cash Dividend, then the Company may carry out the Waiver Private Placement without the Cash Private Placement. Due to the uncertainty over the ultimate form of the Transactions, the Company is unable to disclose the details of the form of the Transactions until they are ready to launch. However, the Company will disclose that it no longer plans to distribute rights to all Shareholders.

The timing of the execution of the plan is uncertain but the Company will disclose that it intends to carry out the plan as soon as practicable, with due account for the fact that some factors that affect the timing are outside of the Company’s control.

•	Disclose the accounting treatment for the proposed transaction.

As discussed above, there is still uncertainty over the ultimate form of the Transactions, including but not limited to whether the Company will carry out the Waiver Private Placement without the Cash Private Placement. Due to this uncertainty, the Company does not intend to disclose the accounting treatment for the proposed transaction in its consolidated financial statements as of and for the year ended December 31, 2016 unless the Transactions are in substantially final form and have been approved by the relevant parties, including SoftBank Group Corp. (the parent company of SB Pan Pacific Corporation, which is a shareholder of the Company) and the Special Committee, by the time the Company files its 2016 20-F.

The Company further respectfully advises the Staff that based on the proposed transaction outlined to the Staff in its March 2, 2017 correspondence with the Office of Chief Counsel, which includes both the Waiver Private Placement and the Cash Private Placement, the Company has made a preliminary assessment that the Transactions represent a non pro rata distribution of shares of Oak Pacific Interactive to the Waiver Purchasers combined with the Cash Private Placement and the Cash Dividend to the Shareholders. The Company believes the proposed structure is consistent with a non–pro rata distribution given that not all shareholders will be able to participate in the private placements further described in its March 2, 2017 correspondence. Accordingly the Transactions, taken as a whole, would be accounted at fair value in accordance with ASC 845-10-30. The Company will further reassess the accounting of the Transactions once the form is substantially finalized and will then reach a conclusion on the appropriate accounting treatment.

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•	Tell us whether you plan to provide subsequent event disclosures and pro forma financial information in your annual report. In this respect, the transaction may need to be disclosed as a subsequent event to keep the financial statements from being incomplete and the event may be so significant that disclosure can best be made by means of pro forma financial data. We refer you to ASC 855-10-50.

The Company respectfully advises the Staff that that it plans on including a description of the plan as part of its subsequent event disclosures in its 2016 consolidated financial statements to the extent the details of the plan are reasonably final, approved by SoftBank Group Corp. and the Special Committee, and not subject to significant uncertainties. Should the plan not be finalized by the time the Company files its 2016 20-F, the Company intends on including the following paragraph in its consolidated financial statements in order to keep the financial statements from being incomplete:

“On September 30, 2016, the Company announced a plan to spin off a newly formed subsidiary (the "Subsidiary") that would hold Woxiu and most of its investments in minority stakes in privately held companies through a distribution of rights to all shareholders. On December 22, 2016, the Company formed a special committee to review the terms of the proposed transaction. On the same day, the Company received a preliminary non-binding proposal from certain shareholders of the Company valuing the Subsidiary at US$500 million, net of debt. Subsequently, since March 2017, the Company has been considering a revised plan to dispose of Woxiu and most of its investments in minority stakes in privately held companies through one or more private placements of the Subsidiary. As of today, the terms of the transaction have not been finalized and the transaction is still subject to the approval of the Company’s special committee and SoftBank Group Corp., the parent company of SB Pan Pacific Corporation, which is one of the Company’s shareholders. The proposed transaction is subject to significant risks and uncertainties, including the timing of its execution and the ultimate form of the proposed transaction.”

The Company further advises the Staff that it considered ASC 855-10-50-3 and concluded that based on the current status of the transaction, the Company is unable to provide detailed pro forma disclosures given the form of the transaction is not yet finalized (including the list of the Assets and whether or not a Cash Private Placement will be undertaken) and the valuation of Oak Pacific Interactive is not yet complete. However, the Company intends to disclose the carrying value of the assets and liabilities associated with Woxiu and the carrying value of the investments expected to be disposed of if that information is substantially determinable by the time it files its 2016 20-F.

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The Company will further reevaluate its ability to include pro forma financial information based on the status of the Transactions at the time when the Company files its 2016 20-F.

•	If available, separately disclose the fair value of the most significant investments that will be transferred to Oak Pacific Interactive, as this appears to be material information to investors.

The Company respectfully advises the Staff that it intends to disclose in its 2016 20-F the fair values at December 31, 2016 of the significant available for sales investments that it plans to transfer to Oak Pacific Interactive. The Company further confirms that it will also disclose in its 2016 20-F the aggregate fair values at December 31, 2016 of the significant cost method investments that it plans to transfer to Oak Pacific Interactive.

•	Discuss in the MD&A and financial statements, the material risks and uncertainties associated with the proposed transaction and how it will impact the ongoing performance of your company. We refer you to ASC 275-10.

The Company will discuss the material risks and uncertainties associated with the proposed Transactions in the forepart in the Risk Factors, Business and MD&A sections, and the Company further confirms that the material risk and uncertainties associated with the proposed Transactions will be included in the financial statements as noted in the proposed disclosure in the third bullet point above.

Below please find the current drafts of the disclosure relating to the proposed Transactions that the Company plans to include in the 2016 20-F:

Item 3. Key Information, D. Risk Factors

If we are deemed an “investment company” under the Investment Company Act of 1940, it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

Our assets include a [●]% interest in Social Finance Inc., a 20.0% interest in 268V Limited, a 12.3% interest in Lending Home Corporation, a 29.0% interest in Trucker Path Inc. and a 25.3% interest in Rise Companies Corp. These and other investments that we have made may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, as amended. We may be deemed to be an investment company within the meaning of the Investment Company Act based on the value of the investment securities we hold and on other factors relevant to the definition of an investment company under the Investment Company Act. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, so if we are deemed to be an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our ADSs and Class A ordinary shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits will require significant attention from our management and divert resources from our existing businesses and could have a material adverse effect on our results of operations and financial condition.

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Future disposals of long-term investments may have a material and adverse effect on our business and financial condition.

We have made a series of long-term investments in privately held companies that we believe offer synergies or access to resources and know-how that will be useful in developing our own business operations, particularly in our internet finance business. We have focused our major strategic investments in several segments of the internet finance business, including student loans and credit financing, real estate and mortgage services, and wealth management and investment brokerage services. We have also made long-term investments in companies with less of a direct connection to our current businesses. As of December 31, 2016, our balance sheet included US$741.7 million in long-term investments in some 58 unconsolidated subsidiaries and investment funds.

In order to mitigate the risk of being deemed to be an investment company within the meaning of the Investment Company Act, we plan to reduce the number and aggregate size of these investments. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” As of the date of this annual report, we have received net proceeds of US$91.9 million for the disposition of certain of these assets. Ownership interests in privately held companies are by their nature relatively illiquid and we may be unable to dispose of them at the prices which we paid for them or at all.

Reducing or eliminating our ownership interests in these privately held companies might negatively affect our operations or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting investments to dispose of, finding buyers for them and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

Furthermore, we recorded the values of certain of our investments in equity interests in companies that are not our subsidiaries in our financial statements at carrying value, which reflect our historical cost for these investments and are not intended to reflect or otherwise estimate the fair market value of these investments. See “Item 5.A—Operating Results—Critical Accounting Policies—Long-term Investments.” Although we believe the fair market value of these investments to have been equal to or greater than the carrying value as of the dates presented in our financial statements, we cannot assure you that the fair market value will not decline before we realize any of our investments. Numerous factors, many of which are beyond our control, could affect the amount and timing of any realizations, and the amount realized with respect to any particular investment may be materially less than the value of that investment currently presented on our financial statements, which could be material to our financial condition.

Although we may pay one or more special dividends in connection with our proposed disposition of assets, we do not expect to pay regular dividends in the foreseeable future.

As we announced on September 30, 2016, we are planning on disposing of our Woxiu business and most of our investments in minority stakes in privately held companies. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” As of the date of this annual report, we have received net proceeds of US$91.9 million for the disposition of certain of these assets. If and when we succeed in disposing of these assets, our current plan is to declare one or more special dividends to distribute most or all of any cash proceeds that we receive in connection with that transaction or set of transactions. However, the payment of any such special dividends would represent an exception to our dividend policy rather than a change to it. We do not expect to pay regular dividends in the foreseeable future, and even if we were to dispose of additional assets at a later date, we would not necessarily declare another special dividend from the proceeds of any such future disposition of additional assets. Aside from any special dividend that we may pay in connection with the disposition of our Woxiu business and most of our investments in minority stakes in privately held companies, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any further cash dividends in the foreseeable future and you should not rely on an investment in our ADSs as a source for any future dividend income.

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Subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, aside from any special dividend that we may pay in connection with our planned disposition of our Woxiu business and most of our investments in minority stakes in privately held companies, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Future disposals of long-term investments and any payment of a special dividend from the proceeds of disposing of those assets will leave us with fewer investment assets that can be readily converted into cash, which may cause us to experience cash flow problems in the future.

As of December 31, 2016, our balance sheet included US$741.7 million in long-term investments in some 58 unconsolidated subsidiaries and investment funds. As we announced on September 30, 2016, we are planning on disposing of our Woxiu business and most of our investments in minority stakes in privately held companies. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” As of the date of this annual report, we have received net proceeds of US$91.9 million for the disposition of certain of these assets. If and when we succeed in completing the disposition of these assets, our current plan is to declare a special dividend to distribute most or all of any cash proceeds that we receive in connection with the disposition of these assets. We do not expect the amount of any special dividend to exceed the net proceeds that we receive from the disposition of these assets. As of the date of this annual report, we have received net proceeds of US$91.9 million for the disposition of certain of these assets, and we have not completed the disposition of the remaining assets that we plan to dispose of. While the net effect of the disposition of these assets and the payment of any special dividend will not reduce our cash on hand, our cash on hand will rise as we dispose of assets, and then fall when we pay any special dividend. Once we have completed the entire process of disposing of assets and paying any special dividend, we will have fewer investment assets that can be readily converted into cash, which will restrict our options if we require more cash in the future. If we are unable to raise cash as required from new offerings of equity or debt or from bank loans or other sources, we may have insufficient cash to fund or expand our business, and our future growth, our results of operations and our financial position may be materially and adversely affected.

If we pay a special dividend to our shareholders, it may result in adverse tax consequences to those shareholders who are U.S. Holders.

We believe we were classified as a passive foreign investment corporation, or PFIC, for U.S. federal income tax purposes for each of the past six taxable years ending on December 31 and we expect, but cannot guarantee, that we will be treated as a PFIC for the current taxable year. As a result, U.S. Holders (as defined in “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—General”) who are shareholders as of the record date of a special dividend may recognize ordinary income from the special dividend and could be subject to an additional penalizing tax on certain U.S. federal income taxes deemed deferred to the extent the special dividend is treated as an “excess distribution” under the PFIC rules. The additional tax is generally equivalent to an interest charge on U.S. federal income taxes that are deemed due during the period the U.S. Holder owned our ADSs or ordinary shares, computed by assuming that the excess distribution was taxed in equal portions at the highest applicable tax rate throughout the holder’s period of ownership. Shareholders who have made a timely “mark-to-market” election would not be subject to this additional tax.

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If, contrary to our current expectation, we are not treated as a PFIC for the current taxable year, any ADSs or ordinary shares acquired in during the year would not be considered PFIC stock and therefore cash received with respect to such ADSs or ordinary shares would not be subject to the PFIC “excess distribution” regime described above and may be eligible for the reduced rate for qualified dividend income.

For further information concerning the PFIC rules and the U.S. federal income tax consequences of dividends paid by us, see “Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations.” Holders of ours ADSs or ordinary shares are urged to consult their tax advisors as to the tax consequences of any special dividend to them, including the application of the PFIC rules.

If we fail to manage our cash prudently, we may suffer material losses, experience material fluctuation in the value of our assets or be unable to carry out our business strategies.

Following our initial public offering and concurrent private placement in 2011, we held a significant portion of our total assets in the form of cash, cash equivalents and term deposits at commercial banks with high credit ratings. Between 2011 and 2013, the aggregate value of our cash, cash equivalents and term deposits declined while our short-term investments increased significantly. Short-term investments comprise marketable securities which are classified as trading or available-for-sale as well as derivative financial instruments that are regarded as assets. After 2013, we liquidated most of our short-term investments in order to deploy cash in long-term investments in connection with the transition in our business strategy and focus, but we also made investments in certain derivative financial instruments in 2014 and 2015, including interest rate swaptions, interest rate swaps and stock index options. In 2016, we made some investments in stocks and futures which are classified as trading securities. As a consequence of our cash management strategies, our gains and losses on short-term investments have fluctuated significantly. We realized gains on short-term investments of US$139.3 million in 2014, incurred losses on short-term investments of US$98.1 million in 2015 and realized gains on short-tem investments of US$0.6 million in 2016. The losses in 2015 were due primarily to investments in certain derivative financial instruments. If we do not manage our cash prudently in the future, including any cash that we may receive for the disposition of our Woxiu business and most of our investments in minority stakes in privately held companies, then we may suffer material losses, experience material fluctuations in the value of our assets or be unable to carry out our business strategies.

Our former strategy to acquire or invest in complementary businesses and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our business transition, we previously implemented a strategy to acquire or invest in complementary businesses in order to gain access to or develop new technologies, know-how or services. For example, we invested more than US$240 million in Social Finance Inc., or SoFi, a privately held company that operates a social finance business in the United States similar to the business that we have been establishing in China. While we are currently looking to dispose of most of our investments in minority stakes in privately held companies, we have not yet succeeded in doing so, and we still hold most of these investments. As of the date of this annual report, we have received net proceeds of US$91.9 million for the disposition of certain of these assets. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.”

Strategic acquisitions and investments may subject us to uncertainties and risks, including:

•	costs and difficulties associated with integrating acquired businesses and managing a larger business;

•	potentially significant goodwill impairment charges;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

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•	failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;

•	high acquisition and financing costs;

•	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;

•	regulatory risk in the United States, the PRC and other countries; and

•	diversion of our resources and management attention.

Failure to address these uncertainties and risks could have a material adverse effect on our liquidity, financial condition and results of operations. For example, we recognized US$23.0 million in impairment losses on long-term investments for the year ended December 31, 2013 and US$[50.8] million in impairment on available for sale investments in the year ended December 31, 2016. As we dispose of our investments in minority stakes in privately held companies, we may realize losses on those investments, which would adversely affect our financial performance for the applicable periods.

In addition, we may from time to time attempt to achieve our objectives by establishing strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business and results of operations.

Uncertainty involving certain proposed transactions that we have announced from time to time may adversely affect our business and the market price of our ADSs.

On June 10, 2015, our board of directors received a non-binding proposal letter from Mr. Joseph Chen, the chairman of our board of directors and our chief executive officer, and Mr. James Jian Liu, a member of our board of directors and our chief operating officer, proposing a “going-private” transaction. We have taken no formal action with respect to this non-binding proposal.

On September 30, 2016, we announced that we intended to spin off a newly formed subsidiary that would hold our Woxiu business and most of our investments in minority stakes in privately held companies. Our plan was to distribute rights to our shareholders on a pro rata basis that would be exercisable for shares in the entity that would hold these assets, and to distribute cash in lieu of fractional rights and cash to holders of rights who could not exercise or who chose not to exercise their rights.

On December 22, 2016, we announced that our board of directors had formed a special committee to review the terms of the proposed spin-off and that Mr. Tianruo Pu, Mr. Stephen Tappin and Ms. Hui Huang had been appointed by the board of directors to be the members of the special committee. We further announced that our board of directors had received a preliminary non-binding proposal from Mr. Chen, Mr. Liu and SoftBank Group Capital Limited to purchase shares of the entity that would hold the assets in the proposed spin-off. The preliminary non-binding proposal would value SpinCo at US$500 million, net of debt.

As of the date of this annual report, the special committee is currently considering a plan to dispose of our Woxiu business and most of our investments in minority stakes in privately held companies and to pay a special dividend from the proceeds. The special committee has broad power to negotiate the terms of a transaction for this purpose, whether involving Mr. Chen, Mr. Liu and SoftBank Group Capital Limited or any other party or parties, and the special committee will make the final determination as to whether our company will carry out any such transaction in whatever form. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.”

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These proposed transactions, whether or not any of them are consummated, may divert management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we dispose of assets and pay a special dividend, we expect the market price of our ADSs to fall significantly. Uncertainty about the future direction of our company may inhibit investors from buying our ADSs, which may reduce liquidity in the market for our ADSs. Also, any developments in the proposed transactions, such as our entering into or terminating any definitive agreement, may increase volatility of the trading price of our ADSs.

If the market price for our ADSs falls below US$1.00 for an extended period of time, or to US$0.16 at any time, our ADSs may be delisted from the NYSE.

If we dispose of our Woxiu business and most of our investments in minority stakes in privately held companies and pay a special dividend from the proceeds, as we plan to do, we expect the market price of our ADSs to fall significantly to reflect the value that will have been removed from our company and transferred to our shareholders as of the record date for the special dividend. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions” for a description of the proposed transactions. Pursuant NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities fall to US$0.16 or less. While we believe that the value of our SNS business and our internet finance business together with the value of the cash that we will have on hand after the payment of any special dividend will exceed US$1.00 per ADS, we expect the market price of our ADSs to fall significantly to reflect the value that will have been removed from our company and transferred to our shareholders as of the record date for the special dividend, and we cannot assure you that our ADSs will remain in compliance with the NYSE listing rules. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

Item 4. Information on the Company, A. History and Development of the Company

Proposed Transactions

On June 10, 2015, our board of directors received a non-binding proposal letter from Mr. Joseph Chen, the chairman of our board of directors and our chief executive officer, and Mr. James Jian Liu, a member of our board of directors and our chief operating officer, proposing a “going-private” transaction. We have taken no formal action with respect to this non-binding proposal.

On September 30, 2016, we announced that we intended to spin off a newly formed subsidiary that would hold our Woxiu business and most of our investments in minority stakes in privately held companies. Our plan was to distribute rights to our shareholders on a pro rata basis that would be exercisable for shares in the entity that would hold these assets, and to distribute cash in lieu of fractional rights and cash to holders of rights who could not exercise or who chose not to exercise their rights.

On December 22, 2016, we announced that our board of directors had formed a special committee to review the terms of the proposed spin-off and that Mr. Tianruo Pu, Mr. Stephen Tappin and Ms. Hui Huang had been appointed by the board of directors to be the members of the special committee. We further announced that our board of directors had received a preliminary non-binding proposal from Mr. Chen, Mr. Liu and SoftBank Group Capital Limited to purchase shares of the entity that would hold the assets in the proposed spin-off. The preliminary non-binding proposal would value SpinCo at US$500 million, net of debt.

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As of December 31, 2016, our balance sheet included US$741.7 million in long-term investments in some 58 unconsolidated subsidiaries and investment funds. We believe that it is necessary for us to reduce the number and aggregate size of these investments in order to mitigate the risk of being deemed to be an investment company within the meaning of the Investment Company Act. On April 4, 2017, we sold preferred shares of Social Finance, Inc. and received net proceeds of $91.9 million. However, as of the date of this annual report we do have not yet entered into any definitive agreement to dispose of any other assets.

As of the date of this annual report, the special committee is considering a plan to dispose of our Woxiu business and most of our investments in minority stakes in privately held companies in one or more private placements. This plan would not involve the distribution of rights to all shareholders but it would involve the payment of a special dividend in cash to all shareholders of our company from the proceeds of the disposition of the assets. The investments that we are planning on disposing of have an aggregate book value in excess of US$[●] million and include our investments in the following companies:

•	Credit Shop Inc.
•	Eall (Tianjin) Network Technology Co., Ltd.
•	Eall Technology Limited
•	Eunke Technology Ltd.
•	GoGo Tech Holdings Limited
•	Golden Axe
•	LendingHome Corporation
•	Motif Investing Inc.
•	Omni Prime Inc.
•	Rise Companies Corp.
•	Snowball Finance Inc.
•	Social Finance, Inc.
•	StoreDot Ltd.

For more information on these investments see footnote 9 of the consolidated financial statements in this annual report.

Our current plan is to distribute most or all of any cash proceeds that we receive from the disposition of the Woxiu business and these other assets in the form of one or more special dividends. The payment of any such special dividends would represent an exception to our dividend policy rather than a change to it. See “Item 8. Financial Information—Dividend Policy.”

The timing and amount of any special dividend or dividends would depend in part on the manner in which we dispose of these assets. Given the number and variety of the assets in question, we hope to dispose of most of the assets in a single transaction rather than individually. However, we may dispose of certain of the assets individually, as we have done already with some of our shares in Social Finance, Inc., if we believe that this will facilitate the disposal of all of the assets on the most favorable terms available to us. We may dispose of assets to existing shareholders or to unrelated investors. To the extent that we dispose of assets to existing shareholders of our company, we may accept a waiver by the purchasing shareholders of our payment to them of part or all of their pro rata share of a contemporaneous cash dividend that we would pay to all shareholders of our company, in lieu of simultaneously distributing cash to them as a dividend and receiving the same amount of cash from them as a payment. We are still considering the preliminary non-binding proposal that we received from Mr. Chen, Mr. Liu and SoftBank Group Capital Limited, as mentioned above, but we have not agreed to terms with these shareholders at this time.

The special committee has broad power to negotiate the terms of a transaction or transactions for the purpose of disposing of these assets, whether involving Mr. Chen, Mr. Liu and SoftBank Group Capital Limited or any other party or parties, and the special committee will make the final determination as to whether our company will carry out any such transaction in whatever form. We plan to dispose of our Woxiu business and most of our investments in minority stakes in privately held companies as soon as practicable but the timing of any transaction or transactions depends on factors that are at least partially outside of our control.

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Item 5. Operating and Financial Review and Prospects, A. Operating Results

Our Woxiu business accounted for US$19.5 million in total revenue in 2015, of which US$17.8 million was IVAS revenue, accounting for 78.1% of our IVAS revenue for that year. In 2016, it accounted for US$17.8 million in total revenue, of which US$16.1 million was IVAS revenue, accounting for 49.7% of our IVAS revenue for that year. If we succeed in disposing of our Woxiu business, we expect our IVAS revenue may decline. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.”

Our Woxiu business accounted for US$16.1 million of our cost of revenue in 2015, and US$14.4 million of our cost of revenue in 2016. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.”

Our Woxiu business accounted for US$3.8 million of our operating expenses in 2015, and US$3.9 million of our operating expenses in 2016. We do not expect that the disposition of our Woxiu business would have a major impact on our operating expenses. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.”

Item 5. Operating and Financial Review and Prospects, B. Liquidity and Capital Resources

As of December 31, 2016, our balance sheet included US$741.7 million in long-term investments in some 58 unconsolidated subsidiaries and investment funds. As we announced on September 30, 2016, we are planning on disposing of our Woxiu business and most of our investments in minority stakes in privately held companies. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Transactions.” If and when we succeed in completing the disposition of these assets, our current plan is to declare a special dividend to distribute most or all of any cash proceeds that we receive in connection with the disposition of these assets. We do not expect the amount of any special dividend to exceed the net proceeds that we receive from the disposition of these assets. As of the date of this annual report, we have received net proceeds of US$91.9 million for the disposition of certain of these assets, and we have not completed the disposition of the remaining assets that we plan to dispose of. While the net effect of the disposition of these assets and the payment of any special dividend will not reduce our cash on hand, our cash on hand will rise as we dispose of assets, and then fall when we pay any special dividend. Once we have completed the entire process of disposing of assets and paying any special dividend, we will have fewer investment assets that can be readily converted into cash, which will restrict our options if we require more cash in the future. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business and Industry—Future disposals of long-term investments and any payment of a special dividend from the proceeds of disposing of those assets will leave us with fewer investment assets that can be readily converted into cash, which may cause us to experience cash flow problems in the future.”

F-pages, 25. Subsequent Events

Proposed transaction to dispose most of the long-term investments and Woxiu

On September 30, 2016, the Company announced a plan to spin off a newly formed subsidiary (the “Subsidiary”) that would hold Woxiu and most of its investments in minority stakes in privately held companies through a distribution of rights to all shareholders. On December 22, 2016, the Company formed a special committee to review the terms of the proposed transaction. On the same day, the Company received a preliminary non-binding proposal from certain shareholders of the Company valuing the Subsidiary at US$500 million, net of debt. Subsequently, since March 2017, the Company has been considering a revised plan to dispose of Woxiu and most of its investments in minority stakes in privately held companies through one or more private placements of the Subsidiary. As of today, the terms of the transaction have not been finalized and the transaction is still subject to the approval of the Company’s special committee and SoftBank Group Corp., the parent company of SB Pan Pacific Corporation, which is one of the Company’s shareholders. The proposed transaction is subject to significant risks and uncertainties, including the timing of its execution and the ultimate form of the proposed transaction.

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3.	We note your response to prior comment 2. Please provide us with an updated analysis once the revised structure is finalized and approved by the special committee of the board of directors and SB Pan Pacific Corporation.

The Company confirms that it will provide an updated analysis once the revised structure is finalized and approved by the Special Committee and SoftBank Group Corp. (the parent company of SB Pan Pacific Corporation).

*       *       *

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If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 (10) 8448-1818 or the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4891.

Very truly yours,

/s/ Thomas Jintao Ren
Thomas Jintao Ren
Chief Financial Officer

cc:	Joseph Chen, Chairman and Chief Executive Officer, Renren Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

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